                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549






                                   FORM 11-K




                 Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934





(Mark One)


/X/ Annual report pursuant to Section 15(d) of the Securities Act of 1934 (Fee required)


     For the fiscal year ended December 31, 1994





                                       OR






/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)


For the transition period from ____________________to _______________________




Commission file number              33-63806
                       -------------------------------------------------------



                      The Raymond Corporation Savings Plan
- ------------------------------------------------------------------------------
                            (Full title of the plan)



                            The Raymond Corporation
- ------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)



                    S. Canal Street, Greene, New York 13778
- ------------------------------------------------------------------------------
                    (Address of principal executive office)

                      The Raymond Corporation Savings Plan



                                     Index



                               December 31, 1994

                                                                          Page
                                                                          ----
  I Required Information:
    Report of Independent Auditors ..................................       3
    Statement of Net Assets Available for Benefits, with Fund
     Information - 1994 .............................................       4
    Statement of Net Assets Available for Benefits, with Fund
     Information - 1993 .............................................       5
    Statement of Changes in Net Assets Available for Benefits, with
     Fund Information - 1994 ........................................       6
    Statement of Changes in Net Assets Available for Benefits, with
     Fund Information - 1993 ........................................       7
    Notes to Financial Statements ...................................       8


    Schedules
    Schedule of Assets Held for Investment Purposes as of
     December 31, 1994 ..............................................      12
    Schedule of Reportable Transactions .............................      16

 II Signature .......................................................      17

III Exhibit A - Consent of Independent Auditors .....................      18

                         Report of Independent Auditors


Trustees of The Raymond Corporation
   Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Raymond Corporation Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /S/ Ernst & Young LLP
                                                ----------------------------

Syracuse, New York
May 25, 1995

                      The Raymond Corporation Savings Plan

     Statement of Net Assets Available for Benefits, With Fund Information

                                                                       December 31, 1994
                                                                       Fund Information
                                       ---------------------------------------------------------------------------------
                                                                                     Money
                                           Bond          Equity        Raymond       Market        Loan
                                           Fund           Fund        Stock Fund      Fund         Fund          Total
                                       ----------------------------------------------------------------------------------
Assets
Investments, at fair value (Note 4):
  Corporate bonds and notes            $  187,703                                                              $  187,703
  The Raymond Corporation
   common stock                                                       $1,151,144                                1,151,144
  U.S. Government securities            1,752,361                                                               1,752,361
  Common stock                                         $2,561,886                                               2,561,886
  Mutual funds                                                                                                         --
  Money funds                             314,477         422,396          6,904      $888,335                  1,632,112
  Participant loans receivable                                                                     $368,444       368,444
                                       ----------------------------------------------------------------------------------
Total investments                       2,254,541       2,984,282      1,158,048       888,335      368,444     7,653,650

Receivables:
  Employee contribution                    (3,503)        (12,079)         9,118        19,308                     12,844
  Interest and dividends                   31,667                                                                  31,667
  Interfund receivable                                     34,068        107,598                                  141,666
                                       ----------------------------------------------------------------------------------
Total receivables                          28,164          21,989        116,716        19,308                    186,177

Cash                                                                                                                   --
                                       ----------------------------------------------------------------------------------
Total assets                            2,282,705       3,006,271      1,274,764       907,643      368,444     7,839,827

Liabilities
Interfund payable                         103,430                                       38,236                    141,666
                                       ----------------------------------------------------------------------------------
Net assets available for benefits      $2,179,275      $3,006,271     $1,274,764      $869,407     $368,444    $7,698,161
                                       ==================================================================================

                       See notes to financial statements.

                      The Raymond Corporation Savings Plan

     Statement of Net Assets Available for Benefits, With Fund Information

                                                                       December 31, 1993
                                                                       Fund Information
                                       ---------------------------------------------------------------------------------
                                                                                     Money
                                           Bond          Equity        Raymond       Market        Loan
                                           Fund           Fund        Stock Fund      Fund         Fund          Total
                                       ----------------------------------------------------------------------------------
Assets
Investments, at fair value (Note 4):
  Corporate bonds and notes            $  305,988                                                              $  305,988
  The Raymond Corporation
   common stock                                                         $945,203                                  945,203
  U.S. Government securities            1,549,549                                   $643,733                    2,193,282
  Common stock                                         $2,002,405                                               2,002,405
  Mutual funds                            261,128          88,986                                                 350,114
  Money funds                             332,461         322,274          7,656     206,710                      869,101
  Participant loans receivable                                                                   $268,240         268,240
                                       ----------------------------------------------------------------------------------
Total investments                       2,449,126       2,413,665        952,859     850,443      268,240       6,934,333

Receivables:
  Employee contribution                     5,838           1,236         (2,184)      6,770                       11,660
  Interest and dividends                   21,873                                                                  21,873
                                       ----------------------------------------------------------------------------------
Total receivables                          27,711           1,236         (2,184)      6,770                       33,533

Cash                                        1,476             663         (1,788)                                     351
                                       ----------------------------------------------------------------------------------
Total assets                            2,478,313       2,415,564        948,887     857,213      268,240       6,968,217

Liabilities
Benefits payable                           30,014          26,588         13,017      16,475                       86,094
                                       ----------------------------------------------------------------------------------
Net assets available for benefits      $2,448,299      $2,388,976       $935,870    $840,738     $268,240      $6,882,123
                                       ==================================================================================

                       See notes to financial statements.

                      The Raymond Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                                  Year ended December 31, 1994
                                                                       Fund Information
                                       ---------------------------------------------------------------------------------
                                                                                     Money
                                           Bond          Equity        Raymond       Market        Loan
                                           Fund           Fund        Stock Fund      Fund         Fund          Total
                                       ----------------------------------------------------------------------------------
Additions to net assets
 attributed to:
Investment income:
  Net realized and unrealized
   (depreciation) appreciation
   in fair value of investments        $ (245,559)    $  (96,577)     $  148,452                              $ (193,684)
  Interest and dividend income            131,731         48,921                    $ 25,732     $ 18,826        225,210
                                      ------------------------------------------------------------------------------------
                                         (113,828)       (47,656)        148,452      25,732       18,826         31,526

Employee contributions (Note 2)           367,604        580,320         139,434     136,383                   1,223,741
                                      ------------------------------------------------------------------------------------
Total additions                           253,776        532,664         287,886     162,115       18,826      1,255,267

Deductions from net assets
 attributed to:
Benefits paid to participants             129,054         99,815         155,290      55,070                     439,229
                                      ------------------------------------------------------------------------------------
Net increase prior to interfund
 transfers                                124,722        432,849         132,596     107,045       18,826        816,038

Interfund transfers, net                 (393,746)       184,446         206,298     (78,376)      81,378             --
                                      ------------------------------------------------------------------------------------
Net (decrease) increase                  (269,024)       617,295         338,894      28,669      100,204        816,038

Net assets available for benefits:
  Beginning of year                     2,448,299      2,388,976         935,870     840,738      268,240      6,882,123
                                      ------------------------------------------------------------------------------------
  End of year                          $2,179,275     $3,006,271      $1,274,764    $869,407     $368,444     $7,698,161
                                      ====================================================================================

                       See notes to financial statements.

                      The Raymond Corporation Savings Plan

Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                                  Year ended December 31, 1993
                                                                       Fund Information
                                       ---------------------------------------------------------------------------------
                                                                                     Money
                                           Bond          Equity        Raymond       Market        Loan
                                           Fund           Fund        Stock Fund      Fund         Fund          Total
                                       ----------------------------------------------------------------------------------
Additions to net assets
 attributed to:
Net realized and unrealized
 appreciation (depreciation) in
 fair value                           $   92,002     $ (162,955)       $ 83,555                                $   12,602
Interest and dividend income              89,751         62,120                     $ 16,436      $ 13,937        182,244
                                      -----------------------------------------------------------------------------------
                                         181,753       (100,835)         83,555       16,436        13,937        194,846

Employee contributions (Note 2)          374,984        422,452         111,913      134,527                    1,043,876
                                      -----------------------------------------------------------------------------------
Total additions                          556,737        321,617         195,468      150,963        13,937      1,238,722

Deductions from net assets
 attributed to:
Benefits paid to participants            100,587        131,775          42,764      103,131                      378,257
                                      -----------------------------------------------------------------------------------
Net increase prior to interfund
 transfers                               456,150        189,842         152,704       47,832        13,937        860,465

Interfund transfers, net                 (50,660)        65,519           5,728      (89,597)       69,010             --
                                      -----------------------------------------------------------------------------------
Net increase (decrease)                  405,490        255,361         158,432      (41,765)       82,947        860,465

Net assets available for benefits:
  Beginning of year                    2,042,809      2,133,615         777,438      882,503       185,293      6,021,658
                                      -----------------------------------------------------------------------------------
  End of year                         $2,448,299     $2,388,976        $935,870     $840,738      $268,240     $6,882,123
                                      ===================================================================================

                       See notes to financial statements.

                      The Raymond Corporation Savings Plan

                         Notes to Financial Statements

                           December 31, 1994 and 1993


1. Significant Accounting Policies

The accounting records of The Raymond Corporation Savings Plan (the "Plan") are maintained on the accrual basis.

Investments are stated at fair value. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities, for which no sale was reported on that date, are valued at the average of the last reported bid and ask prices.

Participant loans are stated at their unpaid balances which approximate market value in the aggregate.

The Plan presents in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sale of securities are based on the specific cost of investments sold.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Benefits are recorded when paid.

Reclassification

Certain items in the 1993 financial statements have been reclassified to conform to the 1994 presentation.

2. Description of the Plan

General

The Plan is a defined contribution 401(k) salary reduction plan. Substantially all employees of The Raymond Corporation (the "Company") are eligible to participate in the Plan. Employees become eligible subsequent to completion of

                      The Raymond Corporation Savings Plan

2. Description of the Plan (Continued)

one year of service or their twenty-first birthday, whichever occurs first. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded entirely by employee contributions, which immediately become 100% vested. Participants elect to make pre-tax contributions between 1% and 20% of their compensation to the Plan through direct payroll withholdings up to a maximum contribution of $9,240 and $8,994 for 1994 and 1993, respectively. The Plan has four investment funds to which participants may allocate their contributions. Allocations are required in 5% multiples between a diversified income investment (bond) fund, diversified investment (equity) fund, employer common stock fund, and money market fund. The payroll deduction and investment election can be changed quarterly. Individual participant accounts are maintained which are credited for the respective gains or losses of the funds selected.

The Plan accepts rollover contributions or transfers from other qualified plans.

Payment of Benefits

Withdrawals from the Plan may be made upon the attainment of age 59-1/2. Participants may borrow up to 50% of their accounts within certain specific limitations. Hardship withdrawals of up to 100% of employee contributions are available if Internal Revenue Service guidelines are met. Distributions resulting from retirement upon reaching the age of 65, death, or termination are made in the form of lump sum payments representing the entire amount of the participant's account at the valuation date.

Other

Detailed information about the plan agreement, the vesting and benefit provisions, and the allocation and investment provisions is provided in the Summary Plan Description which is available from the trustees of the Plan.

3. Differences Between Financial Statements and Form 5500

During 1994, the Plan changed its method of accounting for liabilities to former Plan participants to conform with changes made in the AICPA Audit and Accounting Guide for Audits of Employee Benefit Plans. Under the prior method, a liability

                      The Raymond Corporation Savings Plan

3. Differences Between Financial Statements and Form 5500 (Continued)

was recorded for amounts which had been allocated to persons that had withdrawn from the Plan. The effect of this was not material to net assets available for benefits.

Such obligations do not require accrual in Plan financial statements, but are required to be reported as liabilities in the Plan's Form 5500 (Annual Return/Report of Employee Benefit Plans). Accordingly, benefits payable, which amount to $232,401 at December 31, 1994, is a reconciling item between the Plan financial statements and Form 5500.

4. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1994 and 1993 is as follows:


                                            1994          1993
                                         ------------------------
Common Stock:
   The Raymond Corporation               $1,151,144      $945,203

Money Funds:
   RMA Money Market Portfolio               888,335            --
   SANSOM ST Money Market Portfolio         736,827            --




5. Income Tax Status

The Internal Revenue Service ruled on September 24, 1993 that the Plan qualifies under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and, therefore, is not subject to tax under present income tax law. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Summary Plan Description for the Plan includes a discussion of the income tax rules applicable to participants with respect to the Plan.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the fund shall be administered for the sole benefit of the participants and their beneficiaries. In addition, each participant would continue to be fully vested in the value of his or her account. At termination, the net assets of the Plan would be distributed to each participant based upon his or her account balance as of the distribution date.

                      The Raymond Corporation Savings Plan

7. Transactions With Parties-in-Interest

The Raymond Corporation pays all legal, accounting and other administrative fees of the Plan. Each participant pays their allocated portion of investment transaction fees. The Plan has had no other agreements or transactions with parties-in-interest.

                      The Raymond Corporation Savings Plan

    Schedule of Assets Held for Investment Purposes as of December 31, 1994




                                             Description of Investment Including
   Identity of Issue, Borrower,                Maturity Date, Rate of Interest,                            Current
    Lessor, or Similar Party                        Par or Maturity Value                   Cost            Value
- ---------------------------------------------------------------------------------------------------------------------
Raymond Stock Fund
The Raymond Corporation Common Stock                    62,224 shares                      $822,343        $1,151,144
Paine Webber Retirement Money Fund                                                            6,904             6,904
                                                                                           --------------------------
Total Raymond Stock Fund                                                                   $829,247        $1,158,048
                                                                                           ==========================

Equity Fund
Common Stock:
  Airtouch Communications, Inc. Dela                       460 shares                      $ 11,992        $   13,398
  ALC Communications Corp.                                 270 shares                         8,889             8,404
  American International Group, Inc.                        95 shares                         8,468             9,310
  Applied Materials, Inc.                                  425 shares                        20,741            17,956
  Automatic Data Processing                                355 shares                        18,117            20,768
  Autozone, Inc.                                         1,315 shares                        34,639            31,889
  Browning-Ferris Industrial                               155 shares                         4,508             4,398
  Cabletron Systems, Inc.                                  200 shares                        20,004             9,300
  Capital Cities/ABC, Inc.                                 675 shares                        50,285            57,544
  Cardinal Health, Inc.                                    250 shares                         9,908            11,594
  Carnival Corp. CL A                                      540 shares                        12,405            11,475
  Coca Cola Co. Com                                        300 shares                        12,899            15,450
  Compaq Computer Corp.                                    385 shares                        13,394            15,208
  Computer Sciences                                        205 shares                         8,714            10,455
  Compuware Corp.                                          140 shares                         6,790             5,040
  Dean Witter Discover & Co.                               245 shares                         9,308             8,299
  Enron Corp.                                            1,360 shares                        44,574            41,480
  Equity Residential PPTYS TR                              665 shares                        20,730            19,950
  Federal National Mortgage Association                    575 shares                        46,350            41,903
  Federal Home Loan Mortgage Com                           225 shares                        12,220            11,363
  First Data Corp.                                         680 shares                        28,179            32,215
  First Financial Management Corp.                         305 shares                        16,849            18,796
  First USA, Inc.                                          635 shares                        22,639            20,876
  General Instrument Corp. New                             330 shares                         8,652             9,900
  Gillette Company                                         230 shares                        14,374            17,221
  Harley Davidson, Inc.                                    370 shares                         9,672            10,360
  Hewlett Packard Co.                                      310 shares                        28,209            30,961
  Home Depot, Inc.                                       1,365 shares                        56,886            62,790
  Hong Kong Telecomm Ltd.                                  510 shares                         8,899             9,754
  Humana, Inc.                                             525 shares                        10,549            11,878
                                                                                           --------------------------
                                                                                            579,843           589,935


                      The Raymond Corporation Savings Plan

                Schedule of Assets Held for Investment Purposes
                      as of December 31, 1994 (Continued)




                                             Description of Investment Including
   Identity of Issue, Borrower,                Maturity Date, Rate of Interest,                            Current
    Lessor, or Similar Party                        Par or Maturity Value                   Cost            Value
- ---------------------------------------------------------------------------------------------------------------------

Common Stock (Continued):
Balance brought forward                                                             $       579,843    $      589,935

  Kohls Corp.                                              275 shares                        13,200            10,931
  L M Ericsson Tele Co Adr New CL
    SEK 10 (Sweden)                                        740 shares                        36,257            40,793
  Lowes Companies, Inc.                                    495 shares                        17,795            17,201
  Manpower, Inc. Wis                                       250 shares                         6,892             7,031
  MBNA Corp.                                             1,515 shares                        34,135            35,413
  MCI Communications Corp.                                 330 shares                         7,495             6,064
  Medtronic, Inc.                                          260 shares                        14,027            14,463
  Mercury Fin Co.                                          660 shares                        10,404             8,580
  MGIC Investment Corp. WIS                                475 shares                        13,267            15,734
  Microsoft Corp.                                        1,030 shares                        42,793            62,959
  Motorola, Inc.                                         1,250 shares                        58,986            72,500
  Office Depot, Inc.                                     1,225 shares                        28,362            28,825
  Oracle Systems Corp.                                     850 shares                        22,799            37,506
  Pittston Services Group                                  490 shares                        13,812            12,863
  Sensormatic Electronics Corp.                            630 shares                        21,711            22,680
  Sunbeam Oster, Inc.                                      295 shares                         7,227             7,596
  Toys R Us                                                190 shares                         7,006             5,819
  U.S. Healthcare, Inc                                   1,455 shares                        57,360            60,019
  United Healthcare Corp.                                1,265 shares                        52,569            57,083
  Wal Mart Stores, Inc.                                  1,860 shares                        49,061            39,525
  Abbott Labs                                            1,900 shares                        50,030            61,988
  AT & T                                                 1,100 shares                        63,186            55,275
  Bemis Co., Inc.                                        2,500 shares                        54,005            60,000
  Bristol Myers Squibb Co.                               1,000 shares                        58,093            57,875
  Cable & Wireless PLC Sponsored ADR
    (U.K.)                                               3,000 shares                        60,661            52,875
  Clayton Homes, Inc.                                    4,375 shares                        61,020            68,906
  Colgate Palmolive Co.                                  1,000 shares                        54,867            63,375
  Emerson Electric Co.                                   1,000 shares                        59,311            62,375
  Equifax, Inc.                                          2,100 shares                        59,424            55,388
  General Motors Corp. CL E                              1,600 shares                        59,200            61,400
  Great Lakes Chemical CRP                               1,000 shares                        59,378            57,000
  Helmerick & Payne, Inc.                                1,100 shares                        39,600            28,188
  Hubbell, Inc. CL B                                     1,100 shares                        61,411            58,575
  Hunt J B Trans Services, Inc.                          3,700 shares                        75,312            56,425
                                                                                           --------------------------
                                                                                          1,910,499         1,953,165


                      The Raymond Corporation Savings Plan

                Schedule of Assets Held for Investment Purposes
                      as of December 31, 1994 (Continued)




                                             Description of Investment Including
   Identity of Issue, Borrower,                Maturity Date, Rate of Interest,                            Current
    Lessor, or Similar Party                        Par or Maturity Value                   Cost            Value
- ---------------------------------------------------------------------------------------------------------------------

Common Stock (Continued):
Balance brought forward                                                                   1,910,499         1,953,165

  Intel Corp.                                            1,000 shares                        59,800            63,875
  Interpublic Group of Companies                         1,800 shares                        47,593            57,825
  Kimberly Clark Corp.                                   1,200 shares                        58,837            60,450
  Mattel, Inc.                                           2,100 shares                        55,970            52,763
  McDonalds Corp.                                        2,100 shares                        53,111            61,421
  Molex, Inc.                                            2,000 shares                        51,675            69,000
  Pepsico,  Inc.                                         1,700 shares                        60,287            61,625
  Pitney Bowes, Inc.                                     1,800 shares                        70,577            57,150
  Sensormatic  Electronics Corp.                         1,700 shares                        48,700            61,200
  Sherwin Williams Co.                                   1,900 shares                        64,820            63,412
                                                                                         ----------------------------
                                                                                          2,481,869         2,561,886

Money Funds:
  Paine Webber Retirement Money Fund                                                             46                46
  SAMSON ST Money Market Portfolio                                                          422,350           422,350
                                                                                         ----------------------------
                                                                                            422,396           422,396
                                                                                         ----------------------------
Total Equity Fund                                                                        $2,904,265        $2,984,282
                                                                                         ============================

Bond Fund

U.S. Government Securities:
  U.S. Treasury Bill                             $123,000 principal amount, due
                                                   September 21, 1995                    $  116,558        $  117,052
  U.S. Treasury Note                             $50,000 principal amount, 6.50%,
                                                   due May 15, 1997                          49,523            48,641
  U.S. Treasury Note                             $150,000 principal amount, 5.625%,
                                                   due January 31, 1998                     153,562           141,141
  U.S. Treasury Note                             $55,000 principal amount, 5.125%,
                                                   due June 30, 1998                         55,986            50,514
  U.S. Treasury Note                             $120,000 principal amount, 6.00%,
                                                   due October 15, 1999                     123,556           111,338
  U.S. Treasury Note                             $50,000 principal amount, 6.375%,
                                                   due January 15, 2000                      52,343            47,016
                                                                                         ----------------------------
                                                                                            551,528           515,702

                      The Raymond Corporation Savings Plan

                Schedule of Assets Held for Investment Purposes
                      as of December 31, 1994 (Continued)




                                             Description of Investment Including
   Identity of Issue, Borrower,                Maturity Date, Rate of Interest,                            Current
    Lessor, or Similar Party                        Par or Maturity Value                   Cost            Value
- ---------------------------------------------------------------------------------------------------------------------
U.S. Government Securities (Continued):
Balance brought forward                                                                     551,528           515,702
  U.S. Treasury Note                             $150,000 principal amount, 5.50%,
                                                   due April 15, 2000                       150,796           135,236
  U.S. Treasury Note                             $255,000 principal amount, 6.375%,
                                                   due August 15, 2002                      247,983           233,565
  U.S. Treasury Note                             $175,000 principal amount, 6.25%,
                                                   due February 15, 2003                    176,526           158,267
  U.S. Treasury Note                             $25,000 principal amount, 7.25%,
                                                   due August 15, 2004                       23,945            24,007
  U.S. Treasury Note                             $310,000 principal amount, 5.125%,
                                                   due April 30, 1998                       295,285           285,879
  U.S. Treasury Note                             $120,000 principal amount, 6.25%,
                                                   due February 15, 2003                    113,914           108,525
  U.S. Treasury Bond                             $315,000 principal amount, 7.25%,
                                                   due May 15, 2016                         310,147           291,180
                                                                                         ----------------------------
                                                                                          1,870,124         1,752,361

Corporate Bonds and Notes:
  Associates Corp. No American Notes             $100,000 principal amount, 6.00%,
                                                   due June 15, 2000                         99,300            89,307
  Dean Witter Discover & Co. Notes               $110,000 principal amount, 6.875%,
                                                   due March 1, 2003                        114,165            98,396
                                                                                         ----------------------------
                                                                                            213,465           187,703

Money Funds:
  SANSOM ST Money Market Portfolio                                                          314,477           314,477
                                                                                         ----------------------------
Total Bond Fund                                                                          $2,398,066        $2,254,541
                                                                                         ============================

Money Market Fund
  RMA Money Market Portfolio                                                             $  888,335        $  888,335
                                                                                         ============================

Loan Fund
  Participant loans                                      6.00% - 11.02%                       -            $  368,444
                                                                                         ============================

Total investments                                                                                          $7,653,650
                                                                                                           ==========

                      The Raymond Corporation Savings Plan

                      Schedule of Reportable Transactions

                          Year ended December 31, 1994



                                                                           Current Value of Asset
                                   Number of      Number       Cost or      on Transaction Date         Net Gain
 Description                       Purchases     of Sales      Proceeds           or Cost                (Loss)
- ----------------------------------------------------------------------------------------------------------------

Category (i)--A Single Transaction in Excess of 5% of Plan Assets

RMA Money Market Portfolio             1                     $  723,095        $  723,095

Category (iii)--A Series of Transactions in Excess of 5% of Plan Assets

Paine Webber Retirement Money Fund                  200       3,943,403         3,943,403
                                     251                      3,916,999         3,916,999

RMA Money Market Portfolio                           13         200,992           200,992
                                      64                        987,258           987,258

Paine Webber AM Money Market                        112       2,306,999         2,306,999
  Portfolio                          276                      2,249,611         2,249,611

SANSOM ST Money Market Portfolio                     37         671,153           671,153
                                      97                        731,047           731,047

U.S. Treasury Note, 6.25%, due                        2         298,138           327,274         $   (29,136)
  February 15, 2003                    8                        495,761           495,761

U.S. Treasury Note, 6.375%, due                       4         275,895           281,081              (5,186)
  August 15, 2002                      5                        335,805           335,805

U.S. Treasury Note, 5.125%, due                       2         290,452           299,743              (9,291)
  June 30, 1998                        2                        114,993           114,993


There were no category (ii) or (iv) reportable transactions during 1994.

                                 II. SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   The Raymond Corporation Savings Plan
                                   ------------------------------------
                                             (Name of Plan)


Date  June 26, 1995                    /s/ William B. Lynn
                                   ------------------------------------
                                           William B. Lynn
                                           Trustee